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                             December 2, 2020

       Ilene Eskenazi
       General Counsel
       PET Acquisition LLC
       10850 Via Frontera
       San Diego, California 92127

                                                        Re: PET Acquisition LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted on
November 20, 2020
                                                            CIK No. 0001826470

       Dear Mr. Eskenazi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement submitted on November 20, 2020

       Summary, page 1

   1. Please revise the prospectus summary to clarify that no public stockholders will be eligible to convert the
Class A shares.
       Our Sponsors, page 13

   2. We note your response to prior comment 2. We note that the merger in January 2016 was partially financed by
the private placement of the Floating Rate Senior Notes. Please disclose the portion of
the transaction funded by the Floating Rate Senior Notes, quantify the remainder of the
transaction amount, and disclose how the remainder of the
                                                        transaction was
financed. In addition, please explain the relationship of Pet Animal
 Ilene Eskenazi
PET Acquisition LLC
December 2, 2020
Page 2
      Supplies to your company. Please also identify the other sponsors that participated in the merger transaction and disclose the parties' holdings upon completion of the merger. In this regard, we note that your references to certain co-investors and certain noteholders are non-specific.
Principal Stockholders, page 151

3. Please disclose the natural person(s) possessing investment and/or voting power over the shares held by the entities listed in your principal stockholders table.
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameIlene Eskenazi
                                                            Division of
Corporation Finance
Comapany NamePET Acquisition LLC
                                                            Office of Trade &
Services
December 2, 2020 Page 2
cc:       Andrew Fabens
FirstName LastName